UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Constant Contact, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

210313 10 2

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 210313 10 2

1.	Names of Reporting Persons Commonwealth Venture Partners II L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 3,267,203 shares

	6.	Shared Voting Power 0 shares

	7.	Sole Dispositive Power 3,267,203 shares

	8.	Shared Dispositive Power 0 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,267,203 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 11.8%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 210313 10 2

1.	Names of Reporting Persons Commonwealth Capital Ventures II L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 3,113,288 shares

	6.	Shared Voting Power 0 shares

	7.	Sole Dispositive Power 3,113,288 shares

	8.	Shared Dispositive Power 0 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,113,288 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 11.3%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 210313 10 2

1.	Names of Reporting Persons CCV II Associates L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 153,915 shares

	6.	Shared Voting Power 0 shares

	7.	Sole Dispositive Power 153,915 shares

	8.	Shared Dispositive Power 0 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 153,915 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.6%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 210313 10 2

1.	Names of Reporting Persons Michael T. Fitzgerald

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares

	6.	Shared Voting Power 3,267,203 shares

	7.	Sole Dispositive Power 0 shares

	8.	Shared Dispositive Power 3,267,203 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,267,203 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 11.8%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 210313 10 2

1.	Names of Reporting Persons Jeffrey M. Hurst

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares

	6.	Shared Voting Power 3,267,203 shares

	7.	Sole Dispositive Power 0 shares

	8.	Shared Dispositive Power 3,267,203 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,267,203 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 11.8%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 210313 10 2

1.	Names of Reporting Persons R. Stephen McCormack, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares

	6.	Shared Voting Power 3,267,203 shares

	7.	Sole Dispositive Power 0 shares

	8.	Shared Dispositive Power 3,267,203 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,267,203 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 11.8%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 210313 10 2

1.	Names of Reporting Persons Justin J. Perrault

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares

	6.	Shared Voting Power 3,267,203 shares

	7.	Sole Dispositive Power 0 shares

	8.	Shared Dispositive Power 3,267,203 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,267,203 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 11.8%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer Constant Contact, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 1601 Trapelo Road, Suite 329 Waltham, Massachusetts 02451

Item 2.
(a)

Name of Person Filing
The reporting persons are:

(1) Commonwealth Venture Partners II L.P. (“CVP II”);

(2) Commonwealth Capital Ventures II L.P. (“CCV II”);

(3) CCV II Associates L.P. (“CCV II-A”);

(4) Michael T. Fitzgerald;

(5) Jeffrey M. Hurst;

(6) R. Stephen McCormack, Jr.; and

(7) Justin J. Perrault.

	(b)	Address of Principal Business Office or, if none, Residence The address of each of the reporting persons is: 950 Winter Street Suite 4100 Waltham MA 02451
(c)

Citizenship
CCV II is a limited partnership organized under the laws of the State of Delaware.

CCV II-A is a limited partnership organized under the laws of the State of Delaware.

CVP II is a limited partnership organized under the laws of the State of Delaware.

Each of Messrs. Fitzgerald, Hurst, McCormack and Perrault is a citizen of the United States.

	(d)	Title of Class of Securities Common Stock, $0.01 par value per share (“Common Stock”)
	(e)	CUSIP Number 210313 10 2

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned:

CCV II is the record holder of 3,113,288 shares of Common Stock and may be deemed to beneficially own the 3,113,288 shares of Common Stock held of record by it.

CCV II-A is the record holder of 153,915 shares of Common Stock and may be deemed to beneficially own the 153,915 shares of Common Stock held of record by it.

CVP II, as General Partner of CCV II and CCV II-A, may be deemed to beneficially own the 3,267,203 shares of Common Stock held of record by CVP II and CVP II-A.

Mr. Fitzgerald, as a General Partner of CVP II, as General Partner of CCV II and CCV II-A, may be deemed to beneficially own 3,267,203 shares of Common Stock held of record by CCV II and CCV II-A.

Mr. Hurst, as a General Partner of CVP II, as General Partner of CCV II and CCV II-A, may be deemed to beneficially own 3,267,203 shares of Common Stock held of record by CCV II and CCV II-A.

Mr. McCormack, as a General Partner of CVP II, as General Partner of CCV II and CCV II-A, may be deemed to beneficially own 3,267,203 shares of Common Stock held of record by CCV II and CCV II-A.

Mr. Perrault, as a General Partner of CVP II, as General Partner of CCV II and CCV II-A, may be deemed to beneficially own 3,267,203 shares of Common Stock held of record by CCV II and CCV II-A.

	(b)	Percent of class: CVP II: 11.8% CCV II: 11.3% CCV II-A: 0.6% Mr. Fitzgerald: 11.8% Mr. Hurst: 11.8% Mr. McCormack: 11.8% Mr. Perrault: 11.8%
	(c)	Number of shares as to which the person has:
(i)

Sole power to vote or to direct the vote

CCV II has sole power to vote and dispose of  3,113,288 shares of Common Stock held of record in its name.

CCV II-A has sole power to vote and dispose of 153,915 shares of Common Stock held of record in its name.

CVP II, as General Partner of CCV II and CCV II-A, has sole power to vote and dispose of 3,267,203 shares of Common Stock, held of record by CCV II and CCV II-A.

(ii)

Shared power to vote or to direct the vote

Mr. Fitzgerald, as a General Partner of CVP II, may be deemed to have shared power to vote and dispose of 3,267,203 shares of Common Stock held of record by CCV II and CCV II-A.

Mr. Hurst, as a General Partner of CVP II, may be deemed to have shared power to vote and dispose of 3,267,203 shares of Common Stock held of record by CCV II and CCV II-A.

Mr. McCormack, as a General Partner of CVP II, may be deemed to have shared power to vote and dispose of 3,267,203 shares of Common Stock held of record by CCV II and CCV II-A.

Mr. Perrault, as a General Partner of CVP II, may be deemed to have shared power to vote and dispose of 3,267,203 shares of Common Stock held of record by CCV II and CCV II-A.

(iii)

Sole power to dispose or to direct the disposition of

CCV II has sole power to vote and dispose of  3,113,288 shares of Common Stock held of record in its name.

CCV II-A has sole power to vote and dispose of 153,915 shares of Common Stock held of record in its name.

CVP II, as General Partner of CCV II and CCV II-A, has sole power to vote and dispose of 3,267,203 shares of Common Stock, held of record by CCV II and CCV II-A.

(iv)

Shared power to dispose or to direct the disposition of

Mr. Fitzgerald, as a General Partner of CVP II, may be deemed to have shared power to vote and dispose of 3,267,203 shares of Common Stock held of record by CCV II and CCV II-A.

Mr. Hurst, as a General Partner of CVP II, may be deemed to have shared power to vote and dispose of 3,267,203 shares of Common Stock held of record by CCV II and CCV II-A.

Mr. McCormack, as a General Partner of CVP II, may be deemed to have shared power to vote and dispose of 3,267,203 shares of Common Stock held of record by CCV II and CCV II-A.

Mr. Perrault, as a General Partner of CVP II, may be deemed to have shared power to vote and dispose of 3,267,203 shares of Common Stock held of record by CCV II and CCV II-A.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: February 12, 2008.
COMMONWEALTH VENTURE PARTNERS II L.P.

	By:	/s/ Michael T. Fitzgerald
Name: Michael T. Fitzgerald
Title: General Partner

COMMONWEALTH CAPITAL VENTURES II L.P.

	By:	Commonwealth Venture Partners II L.P.,
its General Partner

	By:	/s/ Michael T. Fitzgerald
Name: Michael T. Fitzgerald
Title: General Partner

CCV II ASSOCIATES L.P.

	By:	Commonwealth Venture Partners II L.P.,
its General Partner

	By:	/s/ Michael T. Fitzgerald
Name: Michael T. Fitzgerald
Title: General Partner

/s/ Michael T. Fitzgerald
Michael T. Fitzgerald

/s/ Jeffrey M. Hurst
Jeffrey M. Hurst

/s/ R. Stephen McCormack, Jr.
R. Stephen McCormack, Jr.

/s/ Justin J. Perrault
Justin J. Perrault

Exhibit I

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of the shares of Common Stock of Constant Contact, Inc.

EXECUTED as a sealed instrument this 12th day of February, 2008.

COMMONWEALTH VENTURE PARTNERS II L.P.

By:	/s/ Michael T. Fitzgerald
Name: Michael T. Fitzgerald
Title: General Partner

COMMONWEALTH CAPITAL VENTURES II L.P.

By:	Commonwealth Venture Partners II L.P.,
its General Partner

By:	/s/ Michael T. Fitzgerald
Name: Michael T. Fitzgerald
Title: General Partner

CCV II ASSOCIATES L.P.

By:	Commonwealth Venture Partners II L.P.,
its General Partner

By:	/s/ Michael T. Fitzgerald
Name: Michael T. Fitzgerald
Title: General Partner

/s/ Michael T. Fitzgerald
Michael T. Fitzgerald

/s/ Jeffrey M. Hurst
Jeffrey M. Hurst

/s/ R. Stephen McCormack, Jr.
R. Stephen McCormack, Jr.

/s/ Justin J. Perrault
Justin J. Perrault